SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30266; 812-14074]

Wells Fargo Bank, N.A., et al.; Notice of Application and Temporary Order

November 16, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against Wells Fargo Bank, N.A. ("Wells Fargo Bank") on September 20, 2012, by the United States District Court for the District of Columbia, until the Commission takes final action on an application for a permanent order. Applicants have requested a permanent order.

Applicants: Wells Fargo Bank, First International Advisors, LLC ("First International"), Metropolitan West Capital Management, LLC ("Metropolitan West"), Golden Capital Management, LLC ("Golden Capital"), Alternative Strategies Brokerage Services, Inc. ("Alternative Strategies Brokerage"), Alternative Strategies Group, Inc. ("Alternative Strategies"), Wells Fargo Funds Management, LLC ("WF Funds Management"), Wells Capital Management Incorporated ("Wells Capital Management"), Peregrine Capital Management, Inc. ("Peregrine"), Galliard Capital Management, Inc. ("Galliard"), and Wells Fargo Funds Distributor, LLC ("WF Funds Distributor") (each an "Applicant" and collectively, the "Applicants").[1]

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[1] Applicants request that any relief granted pursuant to the application also apply to any existing company of which Wells Fargo Bank is or may become an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

Filing Date: The application was filed on August 31, 2012, and amended on September 21, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 11, 2012, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Wells Fargo Bank, 101 North Phillips Avenue, Sioux Falls, SD 57104; First International, 30 Fenchurch Street, London, England, UK EC3M 3BD; Metropolitan West, 610 Newport Center Drive, Suite 1000, Newport Beach, CA 92660; Golden Capital, 5 Resource Square, Suite 400, 10715 David Taylor Drive, Charlotte, NC 28262; Alternative Strategies Brokerage, 401 South Tryon Street, Charlotte, NC 28202; Alternative Strategies, 401 South Tryon Street, TH 3, Charlotte, NC 28202; WF Funds Management and WF Funds Distributor, 525 Market Street, 12th Floor, San Francisco, CA 94105; Wells Capital Management, 525 Market Street, 10th Floor, San Francisco, CA 94105; Peregrine, 800 LaSalle Avenue, Suite 1850, Minneapolis, MN 55402; and Galliard, 800 LaSalle Avenue, Suite 1100, Minneapolis, MN 55402.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	Wells Fargo Bank is a national banking association wholly-owned, directly and indirectly, by Wells Fargo & Company ("Wells Fargo"). Through its direct and indirect subsidiaries, Wells Fargo, a registered financial holding company and bank holding company under the Bank Holding Company Act of 1956, as amended, offers banking, brokerage, advisory and other financial services to institutional and individual customers worldwide. Wells Fargo also is the ultimate parent of the other Applicants, who, as direct or indirect, majority-owned or wholly-owned, subsidiaries of the same ultimate parent, are, or may be considered to be, under common control with Wells Fargo Bank.

2.	Effective December 1, 2011, and August 24, 2012, respectively, two separately identifiable departments within Wells Fargo Bank, Abbot Downing Investment Advisors and Wells Capital Management Singapore, each became registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and each serves as an investment adviser to one or more Funds (as defined below). First International, Metropolitan West, Golden Capital, Alternative Strategies, WF Funds Management, Wells Capital Management, Peregrine, and Galliard are registered as investment advisers under the Advisers Act and serve as investment advisers or sub-advisers to various Funds. Alternative Strategies Brokerage and WF Funds Distributor are registered as broker-dealers under the Securities Exchange Act of 1934, and each serves as principal underwriter to various Funds. "Fund" means any registered investment company, including a registered unit investment trust ("UIT") or registered face amount certificate company, as well as a business development company ("BDC") or employees' securities company ("ESC"). "Fund Servicing Activities" means acting as an adviser, sub-adviser or depositor to Funds, or principal underwriter for any registered open-end investment company, UIT, registered face amount company or ESC.

     3.   On July 12, 2012, the U.S. Department of Justice filed a complaint ("Complaint") against Wells Fargo Bank in the United States District Court for the District of Columbia ("District Court") in a civil action.[2] The Complaint alleged that Wells Fargo Bank engaged in a pattern or practice of discrimination on the basis of race and national origin in violation of the Equal Credit Opportunity Act ("ECOA") and the Fair Housing Act ("FHA"). More specifically, the Complaint alleged that Wells Fargo Bank's policies caused African-American and Hispanic borrowers to be placed into subprime loans at higher rates than similarly-situated white borrowers and to pay higher costs, fees and interest rates than similarly-situated white borrowers. Applicants state that Wells Fargo Bank has not been advised by the Department of Justice that any employee of Wells Fargo discriminated intentionally on the basis of race or national origin. On July 12, 2012, Wells Fargo Bank executed a Consent Order, in which it denied the allegations of the Complaint other than those facts deemed necessary to the jurisdiction of the District Court. Pursuant to that Consent Order, on September 20, 2012, the District Court entered a judgment that, among other things, enjoins Wells Fargo Bank from violating the anti-discrimination provisions of the ECOA and the FHA in connection with originating residential mortgages (the "Injunction"), and requires Wells Fargo Bank to pay $125 million in compensation to borrowers who may have suffered as a result of the alleged ECOA and FHA violations, contribute at least $50 million to a homebuyer assistance program, and implement

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[2] *United States v. Wells Fargo Bank, N.A.*, No. 1:12-cv-01150 (D.D.C., July 12, 2012).

other measures that are designed to ensure Wells Fargo Bank's future adherence to fair lending practices.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from acting as a bank, or from engaging in or continuing any conduct or practice in connection with such activity, from acting, among other things, as an investment adviser or depositor of any registered investment company, or a principal underwriter for any registered open-end investment company, UIT or registered face-amount certificate company. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(2) to a company any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that Wells Fargo Bank is, or may be considered to be, under common control with and therefore an affiliated person of each of the other Applicants. Applicants state that the entry of the Injunction may result in Applicants being subject to the disqualification provisions of section 9(a) of the Act because Wells Fargo Bank is enjoined from engaging in or continuing certain conduct and/or practices in connection with its banking activity.[3]

2. Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c)

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[3] Applicants believe that the conduct and/or practices covered by the Injunction could be deemed to be in connection with Wells Fargo Bank's banking activity.

seeking temporary and permanent orders exempting the Applicants and the other Covered

Persons from the disqualification provisions of section 9(a) of the Act. On September 21, 2012,

Applicants received a temporary conditional order from the Commission exempting them from

section 9(a) of the Act with respect to the Injunction from September 20, 2012 until the

Commission takes final action on an application for a permanent order or, if earlier, November

16, 2012.

3. Applicants believe they meet the standard for exemption specified in section 9(c).

Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and

disproportionately severe and that the conduct of Applicants has been such as not to make it

against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants state that the conduct giving rise to the Injunction did not involve any

of the Applicants acting in their capacity as investment adviser, sub-adviser, or principal

underwriter for Funds. Applicants also state that the alleged conduct giving rise to the Injunction

did not involve any Fund or the assets of any Fund for which they provided Fund Servicing

Activities. Applicants further state that to the best of their reasonable knowledge: (i) none of the

Applicants' (other than certain of Wells Fargo Bank's) current or former directors, officers or

employees had any knowledge of, or had any involvement in, the conduct alleged in the

Complaint to have constituted the alleged violations that provided a basis for the Injunction; (ii)

the personnel who were involved in the violations alleged in the Complaint have had no

involvement in, and will not have any future involvement in, providing advisory, sub-advisory,

depository or underwriting services to Funds; and (iii) because the personnel of the Applicants

involved in Fund Servicing Activities did not have any involvement in the alleged misconduct,

shareholders of Funds that received investment advisory, depository and principal underwriting services from the Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

5.   Applicants further represent that the inability of Applicants to continue providing Fund Servicing Activities would result in potentially severe financial hardships for both the Funds and their shareholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the board of directors of each Fund, including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Fund, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, regarding the Injunction, any impact on the Funds, and the application. The Applicants will provide the Funds with all information concerning the Injunction and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.   Applicants also assert that, if the Applicants were barred from engaging in Fund Servicing Activities, the effect on their businesses and employees would be severe. The Applicants state that they have committed substantial capital and resources to establishing expertise in advising and sub-advising Funds and in support of their principal underwriting business.

7.   Applicants state that several Applicants and certain of their affiliates have previously received orders under section 9(c), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any

Commission investigation of, or administrative proceedings involving or against,

Covered Persons, including without limitation, the consideration by the Commission of a

permanent exemption from section 9(a) of the Act requested pursuant to the application,

or the revocation or removal of any temporary exemptions granted under the Act in

connection with the application.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the

necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and

the other Covered Persons are granted a temporary exemption from the provisions of section

9(a), effective forthwith, solely with respect to the Injunction, subject to the condition in the

application, until the date the Commission takes final action on their application for a permanent

order.

By the Commission.

Elizabeth M. Murphy
Secretary